Exhibit 2.4

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 to AGREEMENT AND PLAN OF MERGER (“Agreement”) is made as of the 11th day of September, 2014, by and between Simmons First National Corporation, an Arkansas corporation (“SFNC”), and Liberty Bancshares, Inc., a Missouri corporation (“LBI”).

ARTICLE I

RECITALS

Section 1.01 Agreement. SFNC and LBI entered into an Agreement and Plan of Merger (“Agreement”) of the 27th day of May, 2014. Since the execution of the Agreement the parties have determined that it is in the best interest of both parties to clarify certain technical provisions of the Agreement.

In consideration of their mutual promises and obligations hereunder, and intending to be legally bound hereby, SFNC and LBI adopt and make this Amendment No. 1 to the Agreement and prescribe the terms and conditions hereof as follows:

ARTICLE II

AMENDMENTS

Section 2.01 Conversion of LBI Stock. Section 2.02(b) of the Agreement is hereby amended to read as follows:

(b) Subject to the other provisions of this Section 2.02 and Section 2.03, upon consummation of the Merger at the Effective Time, by virtue of the Merger each share of LBI Stock issued and outstanding immediately prior to the Effective Time (excluding any Dissenting Shares, as defined in Section 2.06) shall be converted into the right to receive that number of shares of SFNC Stock as shall equal the Exchange Ratio. All shares of LBI Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Certificate, as defined in Section 2.04, previously evidencing any such shares shall thereafter represent the right to receive the Merger Consideration. The holders of Certificates previously evidencing shares of LBI Stock, outstanding immediately prior to the Effective Time, shall cease to have any rights with respect to such shares of LBI Stock except as otherwise provided herein or by law. Such Certificates previously evidencing shares of LBI Stock shall be exchanged for (i) certificates evidencing whole shares of SFNC Stock issued in consideration therefor (ii) cash in lieu of fractional shares as set forth in Section 2.04 and (iii) any cash payable pursuant to Section 2.03(c), upon the surrender of such Certificates in accordance with the provisions of Section 2.04, without interest. No fractional shares of SFNC Stock shall be issued, and, in lieu thereof, each holder of LBI Stock upon surrender of a Certificate for exchange hereunder shall be paid an amount in cash, without interest, rounded to the nearest cent, determined by multiplying (a) the Average Closing Price by (b) the fractional interest in SFNC Stock to which such holder would otherwise be entitled.

ARTICLE III

CONTINUATION

Section 3.01 Continuation. The Agreement is hereby modified to reflect the terms of this Amendment No. 1 and shall continue in full force and effect. All other provisions of the Agreement, not specifically modified herein, shall remain in full force and effect.

ARTICLE IV

MISCELLANEOUS

Section 4.01 Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their duly authorized officers as of the day and year first above written.

SIMMONS FIRST NATIONAL CORPORATION

By:	/s/ George A. Makris, Jr.
George A. Makris, Jr., Chairman &
Chief Executive Officer

LIBERTY BANCSHARES, INC.

By:	/s/ Gary E. Metzger
Gary E. Metzger, Chairman & Chief
Executive Officer